



Vincent Kienzler · 3rd
Chief Technology Officer
Kenya · **Contact info**
500+ connections

 Untapped Global

 London School of
Economics and Political
Science

Experience


Chief Technology Officer
Untapped Global · Full-time
Sep 2021 – Present · 3 mos


Head of Pay-as-you-go
BURN Manufacturing · Full-time
Aug 2020 – Aug 2021 · 1 yr 1 mo


Managing Director Fenix Fumba
Fenix International
2018 – 2020 · 2 yrs
Kampala

I built a highly performing, entrepreneurial team of 30+ collaborators across 5 teams
(Business Development, Commercial, Engineering, Operations and Talent & Admin) to develop
and bring to the market an innovative and affordable pay-as-you-go system for clean
cooking.


Innovation & Private Sector Development Consultant
The World Bank
2013 – 2019 · 6 yrs
Sierra Leone, Mauritania

Mauritania: organisation of the "Marathon de l'Entrepreneur" in 2017 and 2018. Coached and
mentored entrepreneurs and incubator staff and led Innovation, Human Centered Design,
Business Model Canevas and prototyping workshops. Developed a business plan,
specifications and contents for a community FM radio.   ...see more


Founder and Managing Director
FumbaSmart
2017 – 2018 · 1 yr
Kampala, Uganda

I developed an innovative Pay-As-You-Go LPG business model, prototype and proof of
concept and sold the technology to Fenix International, a company of ENGIE.
Main roles & activities:
• Built a 6 people team to conduct market research and develop an innovative Pay- ...see more

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Education


London School of Economics and Political Science
Master of Philosophy (MPhil), International Development
2009 – 2013



Institut d'Etudes politiques de Paris

Master's Degree, Economics

2006 – 2008



Université Paris X Nanterre

Doctor of Philosophy (Ph.D.), Management

2009 – 2015

Doctoral School "Economy, Organizations, Societies",
CEROS (Research and Study Centre on Organizations and Strategies)

Show 5 more education ⌄

Licenses & certifications



Professional Certificate Data Science & Machine Learning

HarvardX

Issued Jan 2021 · No Expiration Date

Credential ID 7dfb9d62b4974cd6897d6bd9e3a9044f

See credential